SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            _________

                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   Advanced Communication Systems, Inc.

                        (Name of Issuer)

                  Common Stock, $0.01 par value

                 (Title of Class of Securities)

                           00750X-10-9

                          (CUSIP Number)



















                (Continued on following page(s))

                        Page 1 of 5 Pages

CUSIP No. 00750X 10 9                             Page 2 of 5
Pages
_________________________________________________________________
__
  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas A. Costello
_________________________________________________________________
________
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)
                                                  (b)
_________________________________________________________________
________
  3. SEC USE ONLY

_________________________________________________________________
________
  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
_________________________________________________________________
________
               5.    SOLE VOTING POWER
  NUMBER OF         947,500
      SHARES
_________________________________________________________
BENEFICIALLY   6.    SHARED VOTING POWER
  OWNED BY               0
         EACH
_________________________________________________________
  REPORTING    7.    SOLE DISPOSITIVE POWER
    PERSON               947,500
      WITH
_________________________________________________________
               8.    SHARED DISPOSITIVE POWER
                    0
_________________________________________________________________
________
  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     947,500
_________________________________________________________________
________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

_________________________________________________________________
________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     14.5%
_________________________________________________________________
________
12.  TYPE OF REPORTING PERSON
     IN
_________________________________________________________________
________

CUSIP No. 00750X 10 9                             Page 3 of 5
Pages

Item 1.

     Item 1(a):    Name of Issuer:

               Advanced Communication Systems, Inc.

     Item 1(b):    Address of Issuer's Principal Executive
Offices:

               10089 Lee Highway
               Fairfax, Virginia 22030

Item 2.

     Item 2(a):    Name of Person Filing:

               Thomas A. Costello

     Item 2(b):    Address of Principal Business Office or, if
None, Residence:

               10089 Lee Highway
               Fairfax, Virginia 22030

     Item 2(c):    Citizenship:

               United States

     Item 2(d):    Title of Class of Securities:

               Common Stock, $ .01 par value

     Item 2(e):    CUSIP Number:

               00750X 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable

CUSIP No. 00750X 10 9                             Page 4 of 5
Pages

Item 4.   Ownership:

     Item 4 (a)     Amount Beneficially Owned:

               947,500

     Item 4 (b)     Percent of Class:

               14.5%

     Item 4 (c)     Number of shares as to which such person has:

                 (i)     Sole power to vote or to direct the
vote:
                    947,500

                (ii)     Shared power to vote or direct the vote:
                    0

               (iii)     Sole power to dispose or direct the
disposition of:
                    947,500

               (iv) Shared power to dispose or to direct the
disposition of:
                    0

Item 5.Ownership of Five Percent or Less of a Class.

       Not Applicable.

Item 6.Ownership of More Than Five Percent on Behalf of Another
       Person.

       The 947,500 shares beneficially owned by Thomas A.
       Costello includes
       300,000 shares owned by the Costello 1997 Trust No. 1 and
       300,000 shares
       owned by the Costello 1997 Trust No. 2, both of which Thomas A. Costello and Margaret M. Costello, Mr. Costello's wife, are trustees.

Item 7.Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company.

       Not Applicable.






Item 8.Identification and Classification of Members of the Group.

       Not Applicable.

Item 9.Notice of Dissolution of Group:

       Not Applicable.

Item 10.    Certification.

       Not Applicable.

CUSIP No. 00750X 10 9                             Page 5 of 5
Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 1998                Thomas A. Costello

                                   Thomas A. Costello


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